FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, BC V7X 1M8

Item 2 Date of Material Change:

May 10, 2021.

Item 3 News Release:

The press release attached as Schedule “A” was disseminated on May 10, 2021.

Item 4 Summary of Material Change:

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change:

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report:

May 10, 2021.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

May 10, 2021

HIVE Announces Sale of Norwegian Subsidiary with Associated Debt and
HODL Update

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated
January 27, 2021.

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or “HIVE”) is pleased to announce that, it has sold its Norwegian subsidiary Kolos Norway AS (“Kolos”) to the local municipality Narvik under a share purchase agreement. Under the agreement the Company transferred all of the shares of Kolos to the municipality of Narvik, along with a US $200,000 payment. This allows the Company to focus on its datacentres located in Sweden and Iceland which mine Ethereum continuously on the cloud.

As previously announced, in early December 2018 the Norwegian Parliament approved a legislative bill that cryptocurrency miners will no longer be subject to the relief on power consumption at the same rate as other power-intensive industries, this change was included in the state budget for 2019. As a result of this legislative change and the uncertainty around the development of this greenfield project management concluded that it was no longer probable that the Company will be able to meet the development conditions. As a result, the land development rights were impaired and were written down to $nil from $15 million as at March 31, 2019.

“HIVE would like to express our appreciation to the local community of Narvik, who has been supportive of the challenging position that the Company was facing” said Executive Chairman, Frank Holmes. Mr. Holmes further stated “we are unfortunate that it has come to this, but glad that the property has been retained by the local community so that the community can focus on developing this greenfield property for many uses. This deal was made before myself or our CFO had assumed executive duties. We are pleased that our management team can now continue to focus on more immediate needs like upgrading our current facilities while expanding existing operations in Sweden, Iceland and Canada.”

As a result of this transaction, HIVE has extinguished loans which were assumed as part of the original transaction in May 2018, with a balance of USD $3.1 million based on our most recently filed financial statements for the period ended December 31, 2020. Original warrants granted for milestones associated with the Kolos land development that have not been met will naturally be cancelled.

Coin Inventory (HODL)

Throughout calendar 2021 HIVE has continued to be a Holder of mined Bitcoin and Ethereum coins and has been banking them in cold wallets. Our strategy is one to continue holding coins, as we feel that it will benefit our shareholders. The current dollar value of our crypto assets is approximately US $109 million (based on US $3,900 Ethereum and US $59,000 Bitcoin) and cash is US $33 million.

This HODL strategy has led to the strengthening of our balance sheet and liquidity which is a substantial improvement from where we were a year ago.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE’s YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes”

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about the potential for the Company’s long- term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company and other documents disclosed under the Company’s filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.